# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Edgemode, Inc., CIK 0001652958
CUSIP: 35131P102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, Florida (FL), 333301
Date of event which requires filing of this statement: 08/17/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002003919

## Reporting persons
- CLEARTHINK CAPITAL PARTNERS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9.9; shared voting power 0; sole dispositive power 9.9; shared dispositive power 0; aggregate amount beneficially owned 9.9 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Edgemode, Inc.
Address of issuer's principal executive offices: 110 E. Broward Blvd. Suite 1700 Ft. Lauderdale, FL 333301

## Item 2. Person Filing
Name of person filing: Clearthink Capital Partners, LLC
Address of principal business office or, if none, residence:
210 West 77th Street 7W
New York, NY 10024
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Up to 9.99% of the outstanding shares of Common Stock.
Percent of class: Up to 9.99% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: Up to 9.99% of the outstanding shares of Common Stock.
Shared power to vote or to direct the vote: none
Sole power to dispose or to direct the disposition: Up to 9.99% of the outstanding shares of Common Stock.
Shared power to dispose or to direct the disposition: none

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CLEARTHINK CAPITAL PARTNERS, LLC: /s/ Stephen Hart, Stephen Hart/Managing Member (08/18/2026)